NO ACT

PE
12-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005792

January 4, 2011



Received SEC
JAN 04 2011
Washington, DC 20549

Laura F. Bednarski
Senior Vice President
Associate General Counsel
Assistant Corporate Secretary
U.S. Bancorp
800 Nicollet Mall
BC-MN-H21O
Minneapolis, MN 55402

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-11

Re: U.S. Bancorp
Incoming letter dated December 14, 2010

Dear Ms. Bednarski:

This is in response to your letter dated December 14, 2010 concerning the shareholder proposal submitted to U.S. Bancorp by the Community Reinvestment Association of North Carolina. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Peter Skillern
Executive Director
Community Reinvestment Association of North Carolina
P.O. Box 1929
110 East Geer Street
Durham, NC 27702

January 4, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: U.S. Bancorp
Incoming letter dated December 14, 2010

The proposal relates to a report.

There appears to be some basis for your view that U.S. Bancorp may exclude the proposal under rule 14a-8(e)(2) because U.S. Bancorp received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if U.S. Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

usbancorp. Five Star Service Guaranteed

usbank.com

U.S. Bancorp
800 Nicollet Mall
BC-MN-H21O
Minneapolis, MN 55402

Laura F. Bednarski
Direct: (612) 303-7815
Fax: (612) 303-7881

December 14, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EMAIL AND OVERNIGHT DELIVERY

Re: U.S. Bancorp
Shareholder Proposal of Community Reinvestment Association of North Carolina
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that U.S. Bancorp, a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Community Reinvestment Association of North Carolina (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.



THE PROPOSAL

The Proposal relates to the Company's subsidiary, U.S. Bank, National Association, and its role as Trustee in foreclosures. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy materials pursuant to Rule 14a-8(e)(2) because the Proposal was received at the Company's principal executive offices after the deadline for submitting shareholder proposals.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because The Proposal Was Received At The Company's Principal Executive Offices After The Deadline For Submitting Shareholder Proposals.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2010 proxy statement to its shareholders on March 12, 2010. Pursuant to Rule 14a-5(e), the Company disclosed in its 2010 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2011 Annual Meeting of Shareholders. Specifically, pages 5-6 of the Company's 2010 proxy statement (a copy of the relevant excerpt of the Company's 2010 proxy statement is attached to this letter as Exhibit B) states:

> *"What are the deadlines for submitting shareholder proposals for the 2011 annual meeting?*
>
> In order for a shareholder proposal to be considered for inclusion in our proxy statement for the 2011 annual meeting, we must receive the written proposal at our principal executive offices at U.S. Bancorp, BC-MN-H23I, 800 Nicollet Mall, Minneapolis, Minnesota 55402, Attention: Corporate Secretary, on or before November 12, 2010. The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.



> ...Shareholder proposals and director nominations for which notice is received by us after November 12, 2010, and December 21, 2010, respectively, may not be presented in any manner at the 2011 annual meeting."

The cover letter accompanying the Proposal, plainly dated November 18, 2010, states that the Proposal is in regard to the 2011 U.S. Bancorp Annual Shareholder Meeting. The Company received the Proposal on November 19, 2010, seven days after the deadline set forth in the Company's 2010 proxy statement.

Rule 14a-8(e)(2) provides that the 120-calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2010 Annual Meeting of Shareholders was held on April 20, 2010, and the Company's 2011 Annual Meeting of Shareholders is scheduled to be held on April 19, 2011. Accordingly, the 2011 Annual Meeting of Shareholders will not be moved by more than 30 days, and thus, the deadline for shareholder proposals is that which is set forth in the Company's 2010 proxy statement.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals. *See, e.g., Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring with the exclusion of a proposal received over a month after the deadline stated in the previous year's proxy statement); *Cisco Systems, Inc.* (avail. Oct. 18, 2010) (concurring with the exclusion of a proposal received several months after the deadline stated in the previous year's proxy statement); *Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010) (concurring with the exclusion of a proposal when it was received one day after the deadline stated in the previous year's proxy statement, even though it was mailed before the deadline); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *General Electric Co.* (avail. Mar. 19, 2009) (concurring with the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (concurring with the exclusion of a proposal received at the company's principal executive office 20 days after the deadline); and *City National Corp.* (avail. Jan. 17, 2008) (concurring with the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline



set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2011 Proxy Materials because the Proposal was not received at the Company's principal executive offices within the time frame required under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. Should the Staff disagree with this conclusion, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response.

By copy of this letter, the Company is notifying the Proponent of the Company's intention to omit the Proposal from its 2011 Proxy Materials.

If we can be of any further assistance in this matter or provide you with any additional information, please do not hesitate to call me at (612) 303-7815.

Thank you for your consideration.

Sincerely,



Laura F. Bednarski
Senior Vice President
Associate General Counsel
Assistant Corporate Secretary

LFB/ce
Enclosures

cc: Lee R. Mitau, U.S. Bancorp
Peter Skillern, Community Reinvestment Association of North Carolina (via email and overnight delivery)



EXHIBIT A



COMMUNITY REINVESTMENT ASSOCIATION

of NORTH CAROLINA

November 18, 2011

Richard K. Davis
President and Chief Executive Officer
US Bancorp
800 Nicollet Mall
Minneapolis, Minnesota 55402

Dear Mr. Davis,

The Community Reinvestment Association of North Carolina is a beneficial shareholder of 101 shares of US Bank for six years. We will maintain ownership of the shares for the foreseeable future and will attend the 2011 US Bank annual shareholder meeting.

The Community Reinvestment Association of North Carolina is a nonprofit advocacy agency. We believe that long term shareholder value is maximized when corporation policies and practices are aligned with consumer interests and the principles of fairness.

We are filing the enclosed shareholder resolution regarding the misconduct of Servicers in the foreclosure crisis. Our resolution speaks to the role US Bank as Trustee must play to ensure that Servicers are following applicable law and best practices.

The Trustee has a fiduciary responsibility to ensure that the assets underlying the security interests of investors are not harmed through negligence, intent or incompetency of the Servicers. When Servicers fail to record documents properly and foreclose illegally, they damage a clear chain of title of the real property and therefore its value. When Servicers illegally evict tenants, they may create a long-term vacancy that leads to declining neighborhood values and a direct loss of value to the property. Reputational damage and litigation costs for the Trustee are increased. The social cost of these errors is high. In the ongoing foreclosure crisis, corporations involved in the administration of the financial system must play a leadership role in proactively seeking solutions.

In addition to the resolution, we wish to review with you US Bank's own servicing of nearly $200 billion in loans and to provide feedback from housing counselors who are on the front line of working with US Bank.

Sincerely,

Peter Skillern
Executive Director

P.O. Box 1929 110 East Geer Street Durham, NC 27702 919-667-1557 919-667-1558 fax www.cra-nc.org

US Bank Shareholder Resolution on Foreclosures

WHEREAS:

US Bank is currently the nation's third largest Trustee and with the purchase of the Bank of America securitization trust administration, it will become the largest Trustee in the country, with an estimated 30% of the Trust market and $4 trillion assets under administration.

The Trustee of securitized backed assets has a fiduciary responsibility to protect the security interests of the investors and therefore has a responsibility to ensure that Servicers maintain the value of the underlying real estate assets in default.

There is widespread evidence that Servicers have engaged widely in "robo-signing" — automatically generating affidavits claiming that mortgage lenders have reviewed key documents, when no such review occurred, even where the chain of assignment of the note and other fundamental facts are in question.

All fifty state Attorneys General and forty state bank and mortgage regulators have convened the Mortgage Foreclosure Multistate Group to investigate abuses in mortgage servicers' foreclosure filings and determine whether servicers have violated state law, including unfair and deceptive practice laws. A failure to file documents correctly and follow due process in the foreclosure process fundamentally harms the integrity of the asset by clouding the clear title of the asset.

Community groups and enforcement agencies have expressed concerns about evictions of tenants that may be illegal and which may foster long-term vacancies that harm the value of the asset. The Servicer on behalf of the Trustee implements these foreclosures and evictions raising litigation and reputational damage concerns.

Eleven million borrowers across the country are currently at risk of losing their homes and, according to the Mortgage Bankers Association; one out of every two hundred homes will be foreclosed on during the current foreclosure crisis.

The foreclosure crisis has disproportionately affected black and Latino mortgage borrowers, who are currently 76% and 71% more likely, respectively, to have lost their homes to foreclosure than white borrowers.

The concentration of foreclosed properties, especially in predominately black and Latino communities, reduces the value of nearby properties and leads to neighborhood deterioration. And consequently undermines the value of the assets.

RESOLVED:

Shareholders request that the Board of Directors publish a special report to shareholders, at reasonable expense and omitting proprietary information, by September 2011 on:

US Bank's policies and practices to ensure that Servicers comply with all federal, state and local laws to ensure that Servicers do not wrongly foreclose on residential properties or wrongfully evict tenants. The report should explain to shareholders what actions US Bank takes to ensure Servicers utilize best practices to minimize harm to borrowersand communities as well as to protect the value of Trust assets on behalf of investors.

charles SCHWAB

8332 Woodfield Crossing
Indianapolis, IN 46240

November 17, 2010

Mr. Joel Skillern

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Dear Mr. Skillern:

This letter is to confirm that the above listed account ending in ***FISMA & OMB Memorandum M-07-16*** holds shares of symbol USB (US Bancorp). The account held 101.1635 shares of USB as of the close of business on October 30, 2009 and still holds these shares as of the close of business on November 16, 2010. The value of the shares has exceeded over $2000.00 during this time period.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions or if we can help in any other way, please call me or any Client Service Specialist at (877) 561-1918 x 71498, Monday through Friday, 8:30 a.m. to 8:00 p.m. EST.

Sincerely,



John Kwasniewski
Service Operation Support
Charles Schwab & Co. Inc.

cc: file

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only. This information is not intended to replace the information found on your account statements. This information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

EXHIBIT B

DEF 14A 1 ddef14a.htm DEFINITIVE PROXY STATEMENT

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SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to § 240.14a-12

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

U.S. Bancorp

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

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800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000

March 12, 2010

Dear Shareholders:

We cordially invite you to join us for our 2010 annual meeting of shareholders. We will hold our meeting on Tuesday, April 20, 2010, at 11:00 a.m., Pacific time, in the Grand Pacific Ballroom at the Seattle Marriott Waterfront, 2100 Alaskan Way, Seattle, Washington. For your convenience, a map showing the location of the Seattle Marriott Waterfront is provided on the back of our proxy statement.

At this year's meeting, you will hear a report on matters of current interest to our shareholders and be asked to vote on the following items:

- Election of directors;
- Ratification of Ernst & Young LLP as our independent auditor;
- A proposal to approve our Amended and Restated 2007 Stock Incentive Plan; and
- An advisory vote to approve the compensation of our executives disclosed in the attached proxy statement.

Attached you will find a notice of annual meeting of shareholders and proxy statement that contain further information about the business to be conducted at the meeting.

We hope you will be able to attend the meeting. However, whether or not you attend the meeting in person, we encourage you to vote by Internet or telephone or complete, sign and return your proxy card prior to the meeting. If you are not able to attend the meeting, you will still be able to access an audio replay of the management presentation given at the meeting from our website. Instructions on how to access the replay are included in the attached proxy statement.

Every shareholder vote is important. To ensure your vote is counted at the annual meeting, please vote as promptly as possible.

We look forward to seeing you at the annual meeting.

Sincerely,

Richard K. Davis
Chairman, President and Chief Executive Officer

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800 Nicollet Mall
Minneapolis, Minnesota 55402
(651) 466-3000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time:	Tuesday, April 20, 2010, at 11:00 a.m. Pacific time
Place:	Seattle Marriott Waterfront Grand Pacific Ballroom 2100 Alaskan Way Seattle, Washington 98121
Items of Business:	1. The election of thirteen directors, each for a one-year term. 2. The ratification of the selection of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2010. 3. A proposal to approve the U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan. 4. An advisory vote to approve the compensation of our executives disclosed in this proxy statement. 5. Any other business that may properly be considered at the meeting or any adjournment of the meeting.
Record Date:	You may vote at the meeting if you were a shareholder of record at the close of business on February 22, 2010.
Voting by Proxy:	It is important that your shares be represented and voted at the meeting. You may vote your shares by telephone or Internet by no later than 11:59 p.m. Eastern time on April 19, 2010 (or April 15, 2010, for shares held in the U.S. Bancorp 401(k) Savings Plan), as directed on the enclosed proxy card, or by completing, signing and promptly returning the enclosed proxy card by mail. Voting in any of these ways will not prevent you from attending or voting your shares at the meeting. We encourage you to vote by telephone or Internet in order to reduce mailing and handling expenses.

By Order of the Board of Directors

Lee R. Mitau
Secretary

March 12, 2010

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PROXY STATEMENT

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PROXY STATEMENT
2010 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 20, 2010

The Board of Directors of U.S. Bancorp is soliciting proxies for use at the annual meeting of shareholders to be held on April 20, 2010, and at any adjournment of the meeting. This proxy statement and the enclosed proxy card are first being mailed or made available to shareholders on or about March 12, 2010.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the meeting?

At our annual meeting, shareholders will act upon the matters outlined in the notice of annual meeting of shareholders and described in this proxy statement. These matters include the election of directors, the ratification of the selection of our independent auditor, the approval of the U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan, and an advisory (non-binding) vote on the compensation of our executives disclosed in this proxy statement. Also, management will report on our performance during the last fiscal year and, once the business of the annual meeting is concluded, respond to questions from shareholders.

Please read this proxy statement carefully. You should consider the information contained in this proxy statement when deciding how to vote your shares at the annual meeting.

Who is entitled to vote at the meeting?

The Board has set February 22, 2010, as the record date for the annual meeting. If you were a shareholder of record at the close of business on February 22, 2010, you are entitled to vote at the meeting.

As of the record date, 1,915,130,775 shares of our common stock were issued and outstanding and, therefore, eligible to vote at the meeting.

What are my voting rights?

Holders of our common stock are entitled to one vote per share. Therefore, a total of 1,915,130,775 votes are entitled to be cast at the meeting. There is no cumulative voting.

How many shares must be present to hold the meeting?

In accordance with our bylaws, shares equal to at least one-third of the voting power of our outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares are counted as present at the meeting if:

- you have properly submitted a proxy vote by mail, telephone or Internet; or
- you are present and vote in person at the meeting.

How do I vote my shares?

If you are a shareholder of record as of the record date, you can give a proxy to be voted at the meeting in any of the following ways:

- over the telephone by calling a toll-free number;
- electronically, using the Internet; or
- by completing, signing and mailing the printed proxy card.

The telephone and Internet voting procedures have been set up for your convenience. We encourage you to reduce corporate expense by submitting your vote by telephone or Internet. The procedures have been designed

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to authenticate your identity, to allow you to give voting instructions and to confirm that those instructions have been recorded properly. If you are a shareholder of record and you would like to submit your proxy vote by telephone or Internet, please refer to the specific instructions provided on the enclosed proxy card. If you wish to submit your proxy by mail, please return your signed proxy card to us before the annual meeting.

If you hold your shares in "street name," you must vote your shares in the manner prescribed by your broker or other nominee. Your broker or other nominee has enclosed or otherwise provided a voting instruction form for you to use in directing the broker or nominee how to vote your shares. Telephone and Internet voting are also encouraged for shareholders who hold their shares in street name.

What is a proxy?

It is your designation of another person to vote stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. When you designate a proxy, you also may direct the proxy how to vote your shares. We refer to this as your "proxy vote." Two executive officers, Richard K. Davis and Lee R. Mitau, have been designated as the proxies to cast the votes of our shareholders at our 2010 annual meeting of shareholders.

What is a proxy statement?

It is a document that we are required to give you, or provide you access to, in accordance with regulations of the Securities and Exchange Commission (the "SEC"), when we ask you to designate proxies to vote your shares of our common stock at a meeting of our shareholders. The proxy statement includes information regarding the matters to be acted upon at the meeting and certain other information required by regulations of the SEC and rules of the New York Stock Exchange (the "NYSE").

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares. However, you still are considered the beneficial owner of those shares and your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares using the voting instruction form provided by it.

How do I vote if my shares are held in the U.S. Bancorp 401(k) Savings Plan?

If you hold any shares in the U.S. Bancorp 401(k) Savings Plan, you are receiving, or being provided access to, the same proxy materials as any other shareholder of record. However, your proxy vote will serve as voting instructions to the plan trustee. Your voting instructions must be received at least five days prior to the annual meeting in order to count. In accordance with the terms of the plan, the trustee will vote all of the shares held in the plan in the same proportion as the actual proxy votes submitted by plan participants at least five days prior to the annual meeting.

What does it mean if I receive more than one proxy card or voting instruction form?

If you receive more than one proxy card or voting instruction form, it means that you hold shares registered in more than one account. To ensure that all of your shares are voted, sign and return each proxy card, or if you submit your proxy vote by telephone or Internet, vote once for each proxy card or voting instruction form you receive.

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Can I vote my shares in person at the meeting?

If you are a shareholder of record, you may vote your shares in person by completing a ballot at the meeting. Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

If you are a street name holder, you may vote your shares in person at the meeting only if you obtain a signed letter or other document from your broker, bank, trust or other nominee giving you the right to vote the shares at the meeting.

If you are a participant in the U.S. Bancorp 401(k) Savings Plan, you may submit a proxy vote as described above, but you may not vote your 401(k) Savings Plan shares in person at the meeting.

What vote is required for the election of directors or for a proposal to be approved?

Election of each director requires that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. The affirmative vote of a majority of the voting power of our common stock present and entitled to vote on the matter is required for the ratification of the selection of our independent auditor; the approval of the U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan; the advisory vote to approve the compensation of our executives disclosed in this proxy statement; and the approval of any other proposals. Because your vote on executive compensation is advisory, it will not be binding upon the company or the Board of Directors. However, the Compensation and Human Resources Committee will take into account the outcome of the vote when considering future executive compensation programs.

How are votes counted?

You may vote "FOR," "AGAINST" or "ABSTAIN" for each nominee for the Board of Directors and on the other proposals.

If you submit your proxy but abstain from voting on one or more matters, your shares will be counted as present at the meeting for the purpose of determining a quorum. Shares not present at the meeting and shares voting "ABSTAIN" have no effect on the election of directors. If you abstain from voting on the proposal ratifying the selection of our independent auditor; the proposal for the approval of the U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan; or the advisory vote proposal approving the compensation of our executives disclosed in this proxy statement, your abstention has the same effect as a vote against that proposal.

If you hold your shares in street name and do not provide voting instructions to your broker or other nominee, your shares will be considered to be "broker non-votes" and will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote under the rules of the NYSE. Shares that constitute broker non-votes will be counted as present at the meeting for the purpose of determining a quorum. Your broker or other nominee has discretionary authority to vote your shares on the ratification of Ernst & Young LLP as our independent auditor and the advisory vote to approve the compensation of our executives disclosed in this proxy statement, even if your broker, bank, trust or other nominee does not receive voting instructions from you. Your broker or other nominee does not have discretionary authority to vote your shares on the election of directors or the approval of the U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan, if your broker, bank, trust or other nominee does not receive voting instructions from you.

Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc., our tabulation agent, will tabulate the votes and act as independent inspectors of election.

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How does the Board recommend that I vote?

You will vote on the following management proposals:

- Election of thirteen directors: Douglas M. Baker, Jr., Y. Marc Belton, Victoria Buyniski Gluckman, Arthur D. Collins, Jr., Richard K. Davis, Joel W. Johnson, Olivia F. Kirtley, Jerry W. Levin, David B. O'Maley, O'dell M. Owens, M.D., M.P.H., Richard G. Reiten, Craig D. Schnuck and Patrick T. Stokes;
- Ratification of the selection of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2010;
- Approval of the U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan; and
- Advisory approval of the compensation of our executives disclosed in this proxy statement.

The Board of Directors recommends that you vote **FOR** the election of each of the nominees to the Board of Directors, **FOR** the ratification of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2010, **FOR** the approval of the U.S. Bancorp Amended and Restated 2007 Stock Incentive Plan, and **FOR** the advisory approval of the compensation of our executives disclosed in this proxy statement.

We are not aware of any other matters that will be voted on at the annual meeting. However, if any other business properly comes before the meeting, the persons named as proxies for shareholders will vote on those matters in a manner they consider appropriate.

What if I do not specify how I want my shares voted?

If you submit a signed proxy card or submit your proxy by telephone or Internet and do not specify how you want to vote your shares, we will vote your shares:

- **FOR** the election of all of the nominees for director;
- **FOR** the ratification of the selection of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2010;
- **FOR** the approval of the Amended and Restated U.S. Bancorp 2007 Stock Incentive Plan; and
- **FOR** the advisory approval of the compensation of our executives disclosed in this proxy statement.

Can I change my vote after submitting my proxy?

Yes. You may revoke your proxy and change your vote at any time before your proxy is voted at the annual meeting. If you are a shareholder of record, you may revoke your proxy and change your vote by:

- if you voted over the Internet or by telephone, voting again over the Internet or by telephone by no later than 11:59 p.m. Eastern time on April 19, 2010;
- if you completed and returned a proxy card, submitting a new proxy card with a later date and returning it so that it is received by April 19, 2010; or
- submitting written notice of revocation to our corporate secretary at the address shown on page 6 of this proxy statement so that it is received by April 19, 2010.

Attending the meeting will not revoke your proxy unless you specifically request to revoke it or submit a ballot at the meeting. To request an additional proxy card, or if you have any questions about the annual meeting or how to vote or revoke your proxy, you should write to Investor Relations, U.S. Bancorp, 800 Nicollet Mall, Minneapolis, MN 55402 or call (866) 775-9668.

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If you are a participant in the U.S. Bancorp 401(k) Savings Plan, you may revoke your proxy and change your vote as described above, but only until 11:59 p.m. Eastern time on April 15, 2010. If you hold your shares in street name, contact your broker, bank, trust or other nominee regarding how to revoke your proxy and change your vote.

Will my vote be kept confidential?

Yes. We have procedures to ensure that, regardless of whether shareholders vote by mail, telephone, Internet or in person, all proxies, ballots and voting tabulations that identify shareholders are kept permanently confidential, except as disclosure may be required by federal or state law or as expressly permitted by a shareholder. We also have the voting tabulations performed by an independent third party.

How can I attend the meeting?

You may be asked to present valid picture identification, such as a driver's license or passport, before being admitted to the meeting. If you hold your shares in street name, you also will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from your broker or other nominee are examples of proof of ownership.

Please let us know whether you plan to attend the meeting by responding affirmatively when prompted during telephone or Internet voting or by marking the attendance box on the proxy card.

If you are not able to attend the meeting, you will still be able to access an audio replay of the management presentation given at the meeting from our website. You can find instructions on how to access the replay and the presentation materials on our website at www.usbank.com by clicking on "About U.S. Bancorp" and then "Investor/Shareholder Information." The link to the replay and materials will be found on the "Webcasts and Presentations" page.

Who pays for the cost of proxy preparation and solicitation?

We pay for the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokerage firms, banks, trusts or other nominees for forwarding proxy materials to street name holders. We have retained Laurel Hill Advisory Group, LLC to assist in the solicitation of proxies for the annual meeting for a fee of approximately $10,500, plus associated costs and expenses.

We are soliciting proxies primarily by mail. In addition, our directors, officers and regular employees may solicit proxies by telephone, facsimile, e-mail or in person. We will not pay these individuals any additional compensation for their services other than their regular salaries.

What are the deadlines for submitting shareholder proposals for the 2011 annual meeting?

In order for a shareholder proposal to be considered for inclusion in our proxy statement for the 2011 annual meeting, we must receive the written proposal at our principal executive offices at U.S. Bancorp, BC-MN-H23I, 800 Nicollet Mall, Minneapolis, Minnesota 55402, Attention: Corporate Secretary, on or before November 12, 2010. The proposal must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

Our bylaws provide that a shareholder may nominate a director for election at the annual meeting if proper written notice is received by the Corporate Secretary of U.S. Bancorp at our principal executive offices in Minneapolis, Minnesota, at least 120 days in advance of the anniversary of the prior year's annual meeting. A shareholder may present from the floor a proposal that is not included in the proxy statement if proper written notice is received by the Corporate Secretary at least 120 days in advance of the anniversary of the date the proxy statement for the prior year's annual meeting was released to shareholders. For the 2011 annual meeting, notices of director nominations and shareholder proposals to be made from the floor must be received on or before

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December 21, 2010, and November 12, 2010, respectively. The notice must contain the specific information required by our bylaws. You can find a copy of our bylaws on our website at www.usbank.com by clicking on "About U.S. Bancorp" and then "Corporate Governance." Shareholder proposals and director nominations for which notice is received by us after November 12, 2010, and December 21, 2010, respectively, may not be presented in any manner at the 2011 annual meeting.

How can I communicate with U.S. Bancorp's Board of Directors?

You or any other interested party may communicate with our Board of Directors by sending a letter addressed to our Board of Directors, non-management directors, lead director or specified individual directors to:

The Office of the Corporate Secretary
U.S. Bancorp
BC-MN-H23I
800 Nicollet Mall
Minneapolis, MN 55402

Any such letters will be delivered to the independent lead director or to a specified director if so addressed. Letters relating to accounting matters will also be delivered to our chief risk officer for handling in accordance with the Audit Committee's policy on investigation of complaints relating to accounting matters.

How can I reduce my company's expenses and conserve natural resources by electing to receive my proxy materials electronically in the future?

If we sent you a printed copy of our proxy statement and annual report, you can request electronic delivery if you are a shareholder of record or if you hold your shares in street name. In fact, we encourage you to request electronic delivery of these documents if you are comfortable viewing documents online, because it saves the expense of printing and mailing the materials to you and helps conserve environmental resources. Shareholders who sign up to receive proxy materials electronically will receive an e-mail with links to the proxy materials, which may give them faster delivery of the materials and will save money for our company and our shareholders. Your e-mail address will be kept separate from any other company operations and will be used for no other purpose.

If we sent you a printed copy of our proxy statement and annual report and you would like to sign up to receive these materials electronically in the future, you can choose this option by:

- following the instructions provided on your proxy card or voting instruction form;
- following the instructions provided when you vote over the Internet; or
- going to http://enroll.icsdelivery.com/usb and following the instructions provided.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing a link to the Internet website where you can access our proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You may revoke this request at any time by following the instructions at http://enroll.icsdelivery.com/usb. Your election is permanent unless you revoke it later.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 20, 2010:

Our proxy statement and 2009 Annual Report are available at www.usbank.com/proxymaterials.